
Sime
Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 AUG -5 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

5th August 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 7


03029037

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 4th August 2003;

2. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 4th August 2003; and

3. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 30th July 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 8/6

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JG/mor/ADR

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04-08-2003 05:19:28 PM
Submitted by S DARBY on 04-08-2003 05:28:41 PM
Reference No CU-030728-F2CF8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **03-07-2003**	* **50,000,000**	
Disposed	**17-07-2003**	**30,000,000**	
Acquired	**21-07-2003**	**558,300**	
Acquired	**22-07-2003**	**380,000**	
Acquired	**23-07-2003**	**1,011,700**	
Acquired	**24-07-2003**	**50,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **389,782,000**
Direct (%) : **16.76**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of securities after change**	: **389,782,000**
*	Date of notice	: **24-07-2003**



Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 3rd, 17th, 21st, 22nd, 23rd and 24th July 2003.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04-08-2003 05:19:28 PM
Submitted by S DARBY on 04-08-2003 05:28:45 PM
Reference No CU-030728-FAA77

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **03-07-2003**	* **50,000,000**	
Disposed	**17-07-2003**	**30,000,000**	
Acquired	**21-07-2003**	**558,300**	
Acquired	**22-07-2003**	**380,000**	
Acquired	**23-07-2003**	**1,011,700**	
Acquired	**24-07-2003**	**50,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **389,782,000**
Indirect/deemed interest (%) : **16.76**

File No. 82-4968

*	**Total no of securities after change**	: **389,782,000**
*	Date of notice	: **24-07-2003**

Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 3rd, 17th, 21st, 22nd, 23rd and 24th July 2003.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Ownership transfer to S DARBY/EDMS/KLSE on 30-07-2003 05:26:48 PM
Submitted by S DARBY on 30-07-2003 05:35:53 PM
Reference No CU-030728-E8F43

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03-07-2003**	* **50,000,000**	
Acquired	**17-07-2003**	**30,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **605,373,632**
Direct (%) : **26.02**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

File No. 82-4968

* **Total no of securities after change** : **605,373,632**

* Date of notice : **17-07-2003**



Remarks :

The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 3rd and 17th July 2003.



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 AUG -5 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

6th August 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the incorporation of a new subsidiary - released on 5th August 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD



NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay — Fax No. (212) 571 3050/ 3051/ 3052
The Bank of New York





Form Version 2.0

General Announcement

Submitted by S DARBY on 05-08-2003 05:17:31 PM
Reference No SD-030521-53340

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Incorporation of new subsidiary

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, Sime Darby Insurance Pte. Ltd. ("SDIPL") had been incorporated in the Federal Territory of Labuan, Malaysia on 4th August 2003. The entire issued share capital of SDIPL, comprising 263,000 shares of USD1.00 each, are beneficially owned by SD Holdings Berhad, a wholly-owned subsidiary of Sime Darby. SDIPL will carry on business as an offshore captive insurer in or from the Federal Territory of Labuan.

The investment in SDIPL is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 5th August 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: